ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 SUMMARIZED MINUTES OF THE MEETING OF THE SUPERVISORY COUNCIL OF FEBRUARY 05, 2024 DATE AND TIME: On February 05, 2024, at 9:30 a.m. CHAIR: Gilberto Frussa. QUORUM: The totality of the elected members, with the participation of the Councilors as permitted by item 4.6 of the Internal Charter of the Fiscal Council. RESOLUTION UNANIMOUSLY MADE: Following examination of the Company’s financial statements for the year ended December 31, 2023, the Councilors resolved to draw up the following opinion: “After examining the Company’s financial statements for the year ended December 31, 2023 and taking into consideration the unqualified report of PricewaterhouseCoopers Auditores Independentes, the opinion of the effective members of the Supervisory Council of ITAÚ UNIBANCO HOLDING S.A. is that these documents fairly reflect the capital structure, the financial position and the activities conducted by the Company in the period and meet the conditions necessary for the submission for the examination and approval of the Stockholders.” CLOSING: Once the work was completed, these minutes were signed after being drafted, read and approved by all. São Paulo (SP), February 05, 2024. (undersigned) Gilberto Frussa – Chairman of the Supervisory Council; Igor Barenboim and Eduardo Hiroyuki Miyaki – Councilors. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence